OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

SXC Live Inc.

1270 Granville Ave.
Los Angeles, CA 90025

www.seatXchange.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Convertible Note l Minimum $100 (US)

Note converts to Common Stock when the company raises $500,000 in a qualified equity financing

Maturity Date: October 1, 2020

$5,000,000 Valuation Cap

20% Discount Rate

2% Annual Interest Rate

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

What is a Convertible Note?

A **convertible note** offers you the right to receive common stock in SXC Live Inc. dba SEATXCHANGE. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000 in qualified equity financing. The highest conversion price per security is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 2% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Shares equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis).

Company	SXC Live Inc. dba SEATXCHANGE
Corporate Address	1270 Granville Ave., Los Angeles, CA 90025
Description of Business	A low flat-fee, secure, easy-to-use mobile marketplace where fans can connect, share, buy, and exchange tickets in real-time.

Type of Security Offered	Convertible Promissory Note
Minimum Investment **Amount** (per investor)	$100.00 (US)

Perks*

First 3 Days — If you invest ANY AMOUNT, you will receive LIFETIME no transaction fees on SEATXCHANGE app.

$100.00 (U.S.) — If you invest $100.00 (U.S.), you will receive 1 MONTH no transaction fees on SEATXCHANGE app.

$250.00 (U.S.) — If you invest $250.00 (U.S.), you will receive 3 MONTHS no transaction fees on SEATXCHANGE app.

$500.00 (U.S.) — If you invest $500.00 (U.S.), you will receive 6 MONTHS no transaction fees on SEATXCHANGE app.

$1,000.00 (U.S.) — If you invest $1,000.00 (U.S.), you will receive 1 YEAR no transaction fees on SEATXCHANGE app.

$5,000.00 (U.S.) — If you invest $5,000.00 (U.S.), you will receive LIFETIME no transaction fees on SEATXCHANGE app.

All perks occur after the offering is completed.

Excludes Stripe Card Processing Fee (3%)

The 10% Bonus for StartEngine Shareholders

Seatxchange will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 2.2% instead of 2%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription

agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

A fan-focused marketplace where users can *securely* and *affordably connect*, buy, sell, and *exchange* event tickets/seats at *anytime* and access user only fan incentives.

Secure: users can view another user's ratings, reviews, and common social media connections before accepting a transaction. At the end of each transaction, each user rates and reviews the other. SXC also offers a transaction history for seats (two patents pending regarding verification of seating rights – discussed below). SXC also offers a money back guarantee.

Affordable: by charging a low flat transaction fee, SXC has aligned itself with the fans and brokers. Current online marketplaces charge high percent-based transaction fees. As ticket prices continue to rise, these percent-based fees are making it cost-prohibitive to go to live-events.

Connect: fans can connect their SXC account with their social media accounts enabling them to see which of their friends are going to an event as well as mutual connections with other users before transacting with them. With *Cost-Share*, fans can purchase tickets with their friends and each person pay for themselves and receive their own ticket. Fans can also *Transfer Tickets* to their connections. The Company intends to develop additional *Connect* features.

Exchange: fans can pay or get paid to exchange seats with other fans. Discussed below under "Benefits."

Anytime: Available from five days before event start-time until the event ends.

Sales, Supply Chain, & Customer Base

The Company beta launched the seatXchange mobile app in early September listing only events in Los Angeles occurring within the next 5 days. By December 2017, event listings were increased to 14 days. The Company quickly realized that pushing the in-venue seat exchange, a new consumer behavior that would require educating users and creating liquidity for each event to ensure a positive user experience, would be

cost prohibitive and the Company would run out of money before the potential in that market could be realized. Instead, the Company identified and focused on the most common problem every fan experiences -- high percentage fees! By targeting every fan's primary concern - saving them money – the value proposition would attract users faster and in turn create liquidity on our app to later enable the in-venue seat exchange. As a result, the Company launched with zero transaction fees. While the zero fee launch strategy exceeded Company expectations, it remained in place longer than intended (through 2017 and into 2018) due to a series of material unexpected technical issues with the mobile app.

As of December 31, 2017, the seatXchange app had 7725 registered users and processed valid ticket transactions totaling $240,084.41

Competition

We believe SXC's platform is a significant improvement of an overlap of the Secondary Ticket Market and the Seat Upgrade SaaS Market.

Secondary Ticket Market: Very fragmented. Notable players include: Ticketmaster, RazorGator, StubHub, SeatGeek, Vivid Seats, and Gametime. These companies allow users to buy or sell event tickets before an event starts (with some minor exceptions allowing limited transactions for a limited time after start time).

Seat Upgrade Market (SaaS): Notable players include Pogoseat, VenueNext, and Experience. These companies partner with venues and/or teams integrating their technology into the venue/teams platform. They offer in-event seat upgrades into unsold and unused seats.

Liabilities and Litigation

In November 2016, the Company contracted with a third-party app development agency ("Initial Developer") to develop the seatXchange mobile app. The Company has suffered material damage caused by the Initial Developers breach of the contract including but not limited to material delay in completing the seatXchange mobile app as well as the Initial Developers' failure to build the app according to the contracted specifications and with the reasonable skill and care in the industry. Although the full extent of the damages is ongoing and thus unknown, it exceeds $100,000.00. The Company is considering all options (as feasible with the Company's limited resources) to recoup its losses.

On April 6, 2018, the Company received a letter from an attorney on behalf of former independent contractor Anne Roberts. The letter requested Ms. Roberts' employee file and pay records. The Company was informed and believes that Ms. Roberts alleges that she was improperly classified as an independent contractor, rather than an employee, and as an employee she was entitled to certain rights such as meal/rest breaks, overtime, and employee benefits.

The Company issued a responsive letter on April 27, 2018 denying Ms. Roberts'

allegations that she was an employee and, without waiving andy objection or right, produced the requested documents to the extent they were available. The Company deny's Ms. Roberts' claims that she was an employee.

Positions

Amir Amini
Founder l President l Director
Responsible for all strategy and operations including corporate funding, brand reputation, product development, IP protection, and marketing.
Amir has been in these roles since Sept 13, 2016.
Full time

Positions within the last three years - Amir was a lawyer for 13 years most recently at Sanchez & Amador LLP February 2015 – June 2017. **AS OF SEPTEMBER 4, 2018, I AM COUNSEL FOR DENLEY INVESTMENT & MANAGEMENT. I WORK ABOUT 30 HOURS A WEEK IN THIS JOB. MY PRIMARY JOB REMAINS SEATXCHANGE BUT I DON'T TAKE SALARY FROM SEATXCHANGE ANYMORE UNTIL WE RAISE MONEY SO THE JOB AT DENLEY IS FOR SUPPLEMENTAL INCOME.**

Development Stage: The app is fully developed.

From **idea to beta launch in less than a year** quickly, we believe we have become **one of the fastest growing ticketing companies in history.**

Here are some of the milestones we have hit so far:

- Committed to providing the **best user experience**, built **two SEATXCHANGE apps -- native iOS & native Android** (https://medium.com/applantic/mobile-applications-in-2018-part-i-comparison-native-vs-hybrid-be16a4067a9b)
- **Now Available in 7 major cities and 60 days of events** (Los Angeles, New York, San Francisco/Bay Area, Houston, Boston, Philadelphia, Washington D.C.).
- **Secured strategic licenses and partnerships** (including NewAer for use of their patent-protected proximity detection and automation technology. NewAer's CEO, Dave Mathews, sits on SEATXCHANGE's Advisory Board and has been actively involved from the very beginning. (Read more at www.newaer.com)
- **Patent (pending)** for in-venue verification of seating rights effectively creating a barcode for inside venues.

The team

Officers and directors

| Amir Amini | Founder l President l Director |

Amir Amini

Amir Amini is the Founder and President of SEATXCHANGE. He left a successful legal career spanning more than thirteen years to follow his dream and bring SEATXCHANGE to life. Amir graduated cum laude, from the University of Michigan Law School in 2003, where he served as Associate Editor of the Michigan Telecommunications and Technology Law Review and was the starting shooting guard on the Intramural Graduate Basketball Championship team.

Number of Employees: 3

Related party transactions

Founder Amir Amini provided a Loan Advance to the Company on November 29, 2016, in the amount of $50,000.00 at zero percent interest until such time Company could reimburse Mr. Amini. On December 8, 2016, the Company repaid Mr. Amini $25,000.00, leaving a balance of $25,000.00. On July 3, 2017, the Company repaid Mr. Amini an additional $20,000.00, leaving a balance of $5,000.00. As of July 19, 2017, the Company continues to owe Mr. Amini $5,000.00, however it is expected that the loan will be repaid in full by September 1, 2017. Further, two (2) percent of the then vested shares of the common stock (immediately following the issuance of 6,000,000 founder shares to Mr. Amini) were issued to Nick Price who invited Mr. Amini to the football game during which Mr. Amini conceived of the idea that became seatXchange. As of December 31, 2017, Mr. Amini had been reimbursed in full and no further Related Party Transactions to report as of December 31, 2017.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently have 1 patent pending as well as a oral exclusive license to the NewAer Proximity Detection and Automation SDK for the events industry. We believe the most valuable component of our intellectual property portfolio are the pending patent as well as the exclusive license and that some of the Company's current value depends on the strength of these patent and maintenance of the exclusive license to the NewAer SDK.

- **Although we will have the advantage of first to market, there are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established market players with significantly more resources than the Company. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **We are a Start-Up and have never turned a profit and there is no assurance that we will ever be profitable.** If you are investing in this company, it's because you think the seatXchange platform is a good idea, that we will be able to successfully market, develop and attract users of the platform and that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to continue to find product market fit in Los Angeles and/or to scale into other cities.** We estimate that we will require at least $400,000 to find product market fit in Los Angeles. We intend to raise the additional needed capital through money from bank loans, future sales of securities or some combination thereof. There can be no assurance that we will be successful in raising the additional needed capital.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand and use of the seatXchange platform,, people think its a better option than the competition and seatXchange has priced the services at a level that allows the company to make a profit and still attract business.
- **The cost of enforcing our patents could prevent us from enforcing them.** Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.
- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the twelve (12) months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to go public. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve

our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **The Company suffered significant ongoing material setbacks with the mobile app (bugs/mistakes/crashes/development delays/failure to build according to industry standards caused by the Initial Developers) which have drained Company resources leaving the Company crippled and unable to execute its business strategy.** The Company suffered significant ongoing material setbacks with the mobile app (bugs/mistakes/crashes/ development delays/failure to build according to industry standards caused by the Initial Developers) which have drained Company resources leaving the Company crippled and unable to execute its business strategy. The Company had no choice but to retain a new development team costing additional resources (capital and time) to resolve these unexpected technical issues. Many of the technical issues have been resolved but the Company may experience currently unknown technical issues which could impact the Company's ability to execute its business objectives and strategies.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Amir Amini, 75.97% ownership, Common Stock

Classes of securities

- Common Stock: 7,898,228

Common Stock

The Company is authorized to issue up to 10,000,000 shares of Common Stock. There are a total of 7,898,228 shares of Common Stock issued and outstanding on a fully diluted basis.

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock. The Company's certificate of incorporation does not currently authorize the issuance of Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of Preferred Stock. The Company's certificate of incorporation does not currently authorize the issuance of Preferred Stock.

- SAFE: 958,520

SAFE (Simple Agreement for Future Equity)

As of December 31, 2017, the Company has issued SAFE's to 27 investors for a total amount of $958,520.00 (which includes a SAFE in the amount of $159,400.00 issued to our Initial Developers which the Company disputes for reasons stated above. All SAFE's have a Valuation Cap of $5,000,000, all but two investors have a Discount Rate of 20%, and convert into Preferred Stock (the rights and preferences of which have not yet been defined) or Common Stock, per the terms below.

Conversion/Repayment Terms

1. **Equity Financing**.

If there is an a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing"), the Company will automatically issue to the Investors a number of shares of Preferred Stock equal to the SAFE Purchase Amount divided by the Conversion Price. The Conversion Price is (i) the Safe Price (the price per share equal to the Valuation Cap divided by the company's capitalization)or (ii) 80% of the price per share of the Preferred Stock sold in the Equity Financing, whichever calculation results in a greater number of shares of Preferred Stock to the Investor.

2. **Liquidity Event**.

If there is a Change of Control or an Initial Public Offering (a "Liquidity Event"), the Investor will, at its option, either (i) receive a cash payment equal to the SAFE Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. "Liquidity Price" means either (i) the price per share equal to the post-money valuation attributable to the Company in connection with the Change of Control or Initial Public Offering, as applicable, multiplied by the Discount Rate or (ii) price per share equal to the Valuation Cap divided by the Liquidity Capitalization, whichever calculation results in a greater number of shares of Common Stock.

3. **Dissolution Event**.

A Dissolution Event is (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Upon a Dissolution Event, the Company will pay an amount equal to the SAFE's Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFE's (the "Dissolving Investors") are insufficient to permit the payment to the such Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this paragraph.

- Convertible Promissory Notes (Series 2017-CF): 55,800

Convertible Promissory Notes

The Company raised a total of $55,800.00 as a Convertible Note through Start Engine equity crowdfunding campaign launched in September 2017 (the "Notes").

Maturity Date: December 31, 2021

Valuation Cap: $5M

Discount Rate: 20%

Annual Interest Rate: 0%

Conversion

Note converts to equity when the company raises $500,000 in a qualified equity financing.

The number of shares the notes convert into will be determined at the next equity round in which the Company issues capital equity in the Company to any venture capital, institutional or other investor(s) in an aggregate amount of at least $500,000.00. The highest conversion price per share is set based on a $5M company valuation cap or if less then you will receive a 20% discount on the price the new investors are purchasing.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

- Convertible Promissory Notes (Series 2018 - CF): 0

Convertible Note to be issued in this Offering

Note converts to Common Stock when the company raises $500,000 in a qualified equity financing

Maturity Date: October 1, 2020

Valuation Cap: $5,000,000

Discount Rate: 20%

Annual Interest Rate: 2%

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stock resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into common stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination

thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into common stock at a price per security equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common stock of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically our founder, Amir Amini. As a result, he has the ability to make all major decisions regarding the Company. As a holder of the Notes, you will have no voting rights. Even upon conversion of the Notes purchased in this offering, you will hold a minority interest in the Company and the founder will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier

offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

This campaign offering is a convertible note in which dilution may occur in the event that the Company increases its offering maximum.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The Company was founded on September 13, 2016.   From September 2016 until September 2017, the Company raised capital, built its team and designed and developed the seatXchange mobile app. To fund development and operations, the Company raised one round of financing, with most of that coming from friends and family before the beta launch.

On September 2, 2017, seatXchange beta launched two native mobile apps -- one for iOS (Apple App Store) and one for android (Google Play Store). The beta launch was restricted to Los Angeles events only taking place over the next 5 days. Despite these significant limitations, the beta launch was a huge success with immediate traction. From September 2, 2017 through October 31, 2017 (just 60 days) we had more than

6,000 users download the app and complete the sign-up process. During those 60 days, the Company processed more than $245,000 in gross ticket sales. To put this in context, our ticket inventory supplier, a company called Autoprocessor, which also supplies the tickets for the likes of StubHub, SeatGeek, and many other marketplaces, was so surprised by the volume that right before the World Series, after business hours and without any notice, cut-off our ticket inventory and requested we wire $100,000 as collateral the next morning to restart the ticket inventory. Autoprocessor apologized for the unilateral decision after business hours which left us with no option but to wait until the next morning. Autoprocessor told us they require their customers to maintain a security if they exceed $40,000 in weekly sales and that given we were a startup they had no reason to think we would even come close. What's even more remarkable is that we would have actually processed significantly more ticket sales but for several major technology bugs which left us scrambling to address and prevented many transactions from processing.

Unfortunately, the remarkable immediate traction exposed several critical technology bugs and architectural shortcomings which all came as a surprise to the Company. Simply put, the third-party development agency we hired failed to deliver the product according to the contract specifications and with the reasonable skill and care in the industry costing the Company irreparable damage (time and resources). As a result of these significant technology deficiencies, the Company had no choice but to immediately halt growth to prevent further losses and resolve the technology issues. Although the full extent of the damages is ongoing and thus unknown, it exceeds $250,000.00. The Company is considering all options (as feasible with the Company's limited resources) to recoup its losses.

Between November 2017 and March 2018, the Company focused its resources (time and money) on finding new competent developers to fix the critical technology bugs and issues so that it can resume its business. Unfortunately, while the Company has now resolved the most critical bugs it encountered, the time and money spent to correct the product to operate as the Company intended left us with negligible capital to resume marketing and operating the business plan and strategy.

The Company launched with zero transaction fees which remained in place through 2017 and into 2018. As such, the Company did not generate any revenues until mid-2018 with low flat transaction fees were implemented. The revenue generated in 2018 from transaction fees is negligible because since the implementation of such fees the Company has not had working capital to resume marketing the product as explained above.

In December 2017, event listings were increased from 5 days to 14 days. In February 2018 event lists were increased from 14 days to 60 days. The Company also added additional cities in the first half of 2018 -- New York, Boston, Houston, Philadelphia, San Francisco/Bay Area, and Washington DC.

As of December 31, 2017, the seatXchange app had 7725 registered. As of the launch of this campaign, the company has nearly 13,000 registered users and has processed

more than $297,000 in gross ticket sales since launch.

Based on our forecast, with the liquidity of the anticipated full raise amount, we project that we can operate the business for 12 months without meaningful revenue generation. The majority of the expenses will go into continue iteration and development of the product, marketing and promotional campaigns, and operational cost.

Financial Milestones

As of December 31, 2017, despite processing more than $240,084.41 in valid ticket transactions, for the reasons discussed herein the Company did not generate any revenue due to the zero transaction fees in place through 2017 and into 2018. The Company expects to begin generating revenue in 2018 with the introduction of low transaction fees, and upcoming features like Xfan memberships and HotSpot functionality.

The Company is relying on the success of this Crowdfunding Campaign and the ability to raise additional capital to execute its business strategy and objectives. Its ability to execute relies on successful raise of funding.

The company successfully raised a pre-seed financing round of $1,000,000 mostly from friends. This has provided the operating capital to support the development of the two native app launches, iOS and Android. Up to now, the majority of expenses went to technology development. Currently, the company has a very low burn rate of less than $3,000 per month but this figure will rise with the infusion of capital as we begin to develop new features and market the product once again.

Since formation, the Company's expenses have been as follows:

- Marketing -- $125,000

- Operating Expenses -- $65,000

- Capital Expenses -- $7,000

- Wages (Executives, Contractors) - $190,000

- Technology Design/Development -- $330,000

- Other - $45,000

The Company is conducting this Crowdfunding capital raise to invest for continued user growth, product building, and marketing of the brand and expects to generate sizeable net income losses as a result. We believe with the additional capital, we will be able to build the HotSpot feature, implement Xfan memberships, and market the product to drive user adoption and revenue.

Management currently forecasts negligible revenue (under $20,000) in 2018, $200,000

in 2019, and $1 million in 2020. The company forecasts costs and expenses associated with revenue of $500,000 for 2019 and $1.3 million in 2020. The company believes it will generate positive net income beginning in 2021. Revenue will derive from four main sources of income: Transaction fees, membership fees, hotspot usage fee, and data licensing fee.

Liquidity and Capital Resources

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the Company is successful in this offering, the Company may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company.

The funds raised from this crowdfunding campaign will materially impact the Company's viability. The Company has limited liquidity at this time and requires additional capital in order to continue operations. The Company currently has $5,000 in cash and $30,000 in credit available to the Company. With the success of this crowdfunding campaign, the Company intends to prepare reviewed financials in order to raise the total fundraising allotment to $300,000.00. Management feels that this combined capital will provide sufficient resources to carry out and execute the vision for this phase of the Company. With the success of this campaign, the Company also has other options to raise funding which include, but are not limited to, various individual angel investors and/or groups that have expressed an interest in investing/partnering with the Company.

Based on our forecast, with the liquidity of the anticipated full raise amount, we project that we can operate the business for 12 months without meaningful revenue generation. The majority of the expenses will go into continue iteration and development of the product, marketing and promotional campaigns, and operational cost. In the event, however, that the full amount is not raised, and the total raise is closer to the minimum raise then it is unlikely the Company will have the liquidity to remain in business without finding another source of capital to complete the total sought in this campaign. The minimum raise, or $10,000, would only provide working capital for approximately 2-3 months and will not allow the Company to execute its business plan or strategy and instead the Company will have to focus on securing additional capital to carry out its business plan.

Indebtedness

The Company has two credit card accounts with a combined balance of $4,598.50 as of December 31, 2017. Current debt as of today we have $13k debt on Business Amex Card and $13k debt to investors. Amex is 15.99% and Investors is 0% Amex is revolving. $13,000 to investors is indefinite from proceeds of this campaign. No other material terms The Company has outstanding convertible promissory notes in the amount of $55,800.00 from a previous Regulation Crowdfunding offering conducted on StartEngine, with a maturity date of December 31, 2021, a valuation cap of $5M, a

discount rate of 20%, and an annual interest rate of 0%, and convert to equity when the company raises $500,000 in a qualified equity financing.

Recent offerings of securities

- 2017-07-12, Regulation D, 958520 SAFE. Use of proceeds: SAFE Note Note converts to equity during the Company's next Preferred Stock equity financing $5M valuation cap 20% Discount SAFE Notes Outstanding: $849,440.00 Amount of Notes Outstanding: 23 _____ Use of Funds: Build native iOS and android apps, website, videos, protect IP, marketing, legal, and operations. The Company still has a significant portion of the proceeds on hand and those funds, as well as the funds raised by this offering, will be used for ongoing operations and marketing.
- 2017-09-17, Regulation CF, 55800 Convertible Notes. Use of proceeds: Build native iOS and android apps, website, videos, protect IP, marketing, legal, and operations. The Company still has a significant portion of the proceeds on hand and those funds, as well as the funds raised by this offering, will be used for ongoing operations and marketing.

Valuation

$5,000,000.00

We picked the valuation cap based on advice of counsel and our Advisory Board which have several startups under their belts. To date, we have raised more than $1m in equity with the same valuation cap as that offered in this campaign including a separate crowdfunding campaign which we ran last September with the same valuation cap. The valuation cap is further based on the significant traction that we experienced and the significant upside if we are able to execute on the opportunities that we have as illustrated on the campaign page.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6%)	$600	$6,420
Escrow Fees	$0	$0
Professional Fees	$0	$0

Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$3200	$35,290
Marketing	$3200	$35,290
Working Capital	$3000	$30,000
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 and up to $107,000 in this offering through Regulation Crowdfunding.If we manage to raise our allotment amount of $107,000, we intend to have reviewed financials prepared and raise the total fundraising amount. We plan to use the net proceeds of approximately $100,580 as follows: (i) build the Hotspot feature and underlying NewAer Proximity Detection and Automation SDK into the mobile app; (ii) operational expenses; and (iii) marketing.

- The R&D refers to tech development

- Marketing is user growth and adding more cities

- Working Capital is operational costs including salaries

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at www.seatXchange.com/annualreports labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SXC
Live Inc.

[See attached]



SEATXCHANGE

1270 Granville Ave.
Los Angeles, CA 90025
310-804-0128
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

BALANCE SHEET (unaudited)

September 13, 2016 (inception)

Information Current as of December 31, 2016

BALANCE SHEET:

Current Assets

Cash:	$46,413.23
Patent	$4,000.00
Website	$4,000.00
Total Assets	**$54,413.23**

Liabilities and Stockholder's Equity:

Related Party Advance	$25,000.00
Total Liabilities:	$25,000.00

Stockholder's Equity:

Common Stock (10,000,000 shares authorized par value $0.0001, 6,709,441 issued (please note that not all of the issued shares have vested. Please see **Note 1** below).	$671.00
Additional Paid-in Capital	$209,260.50
Retained Earnings:	-$154,847.27
Total Stockholder's Equity:	$29,413.23
Total Liabilities and Stockholder's Equity:	$54,413.23

***NOTE 1: Please See Vesting Schedule below for shares issued**

SHAREHOLDER	SHARES (common)	DATE BECAME SHAREHOLDER	NOTES (e.g. vesting schedule, if applicable)
Amir Amini (Founder)	6,000,000	9/13/16	Per Bylaws; BOD Minutes
Scot Richardson (Advisor)	130,434	11/1/16	Advisory Agreement. One year term. 65,214 shares immediately vested. Remaining 65,214 shares equal amounts each quarter over one year term.
Dave Mathews (Advisor)	130,434	10/26/16	Advisory Agreement. One year term. 65,214 shares immediately vested. Remaining 65,214 shares equal amounts each quarter over one year term.
Jordan Edelson (Advisor)	104,347	12/21/16	Advisory Agreement. One year term. 20,869 shares immediately vested. Remaining shares vest equal amounts each quarter over one year term.
Brent Seals (Advisor)	91,304	11/30/16	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term.
Nick Price	130,434	10/22/16	Subscription Agreement
US Law Group (Corporate Counsel)	122,488	9/7/16	Retainer Agreement payment by common stock up to 2% of the company valued at $750,000 in exchange for legal services at a rate of $425/hour.



SEATXCHANGE

1270 Granville Ave.
Los Angeles, CA 90025
310-804-0128
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

INCOME STATEMENT (unaudited)

September 13, 2016 (inception)

Information Current as of December 31, 2016

STATEMENT OF OPERATIONS:

Revenues:	$0.00
Expenses	
Research & Development	$152,573.00
Sales & Marketing	$0.00
General & Administrative	$2,274.27
Net Loss:	-$154,847.27



SEATXCHANGE

1270 Granville Ave.
Los Angeles, CA 90025
310-804-0128
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

STATEMENT OF CASH FLOW (unaudited)

September 13, 2016 (inception)
Information Current as of December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss: -$154,847.27
Total: -$154,847.27

CASH FLOWS FROM INVESTING:

Acquisition of Patent: $4,000.00
Website: $4,000.00
Total: $8,000.00

CASH FLOWS FROM FINANCING: -$193,260.50

CHANGE IN CASH FLOWS:

Beginning Cash: $0.00
Ending Cash: $46,413.23



SEATXCHANGE

1270 Granville Ave.
Los Angeles, CA 90025
310-804-0128
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

STATEMENT OF STOCKHOLDERS' EQUITY (unaudited)

September 13, 2016 (inception)

Information Current as of December 31, 2016

STATEMENT OF STOCKHOLDERS EQUITY:

	Common stock		Paid-in Capital	Retained Earnings
	Shares	Amount		
Beginning Balance:	0	0	0	0
Founders stock:	6,000,000	600	-	-
Shares Issued for Services:	709,441	71	-	-
Contributed Capital:	-	-	$209,260.50	-
Net Loss:	-	-	-	-$154,847.27
December 31, 2016:	6,709,441	$671.00	$209,260.50	-$154,847.27



SEATXCHANGE

11601 Wilshire Blvd. Suite 500
Los Angeles, CA 90025
contact@seatXchange.com
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

BALANCE SHEET (unaudited)

*Please note that the Company requested and received an extension to file its corporate tax returns for calendar year 2017. The financial statements herein for calendar year 2017 were prepared by the Company using best efforts to provide materially accurate financial status of the Company but the final calculations will be calculated by the Company's third-party tax advisors and may differ from the numbers reported here.

INFORMATION CURRENT AS OF DECEMBER 31, 2017

BALANCE SHEET:

Current Assets

Cash:	$178,930.75
Patent	$4,000.00
Website	$4,000.00
Total Assets	**$186,930.75**

Liabilities and Stockholder's Equity:

Related Party Advance	$0.00
Credit Card Debt	$4,598.50
Convertible Note	$55,800.00
Total Liabilities:	**$60,398.50**

Stockholder's Equity:

Common Stock (10,000,000 shares authorized par value $0.0001, 7,887,228 issued (please note that not all of the issued shares have vested. Please see **Note 1** below).	$788.70
Additional Paid-in Capital	**$768,153.00**
Retained Earnings:	**- $581,222.25**
Total Stockholder's Equity:	**$126,532.25**
Total Liabilities and Stockholder's Equity:	**$186,930.75**

******NOTE 1: Please See Vesting Schedule below for shares issued as of December 31, 2017**

SHAREHOLDER	SHARES (common)	DATE BECAME SHAREHOLDER	NOTES (e.g. vesting schedule, if applicable)
Amir Amini (Founder)	6,000,000	9/13/16	Per Bylaws; BOD Minutes
Scot Richardson (Advisor)	130,434	11/1/16	Advisory Agreement. One year term. 65,214 shares immediately vested. Remaining 65,214 shares equal amounts each quarter over one year term.
Dave Mathews (Advisor)	130,434	10/26/16	Advisory Agreement. One year term. 65,214 shares immediately vested. Remaining 65,214 shares equal amounts each quarter over one year term.
Jordan Edelson (Advisor)	104,347	12/21/16	Advisory Agreement. One year term. 20,869 shares immediately vested. Remaining shares vest equal amounts each quarter over one year term.
Brent Seals (Advisor)	91,304	11/30/16	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term.

Nick Price	130,434	10/22/16	Subscription Agreement
US Law Group (Corporate Counsel)	122,488	9/7/16	Retainer Agreement payment by common stock up to 2% of the company valued at $750,000 in exchange for legal services at a rate of $425/hour.
Kenny "Babyface" Edmonds (Advisor)	130,434	6/7/17	Advisory Agreement. One year term. Equal quarterly shares.
Marvin Epstein (Advisor)	26,086	2/15/17	Advisory Agreement. One year term. One quarter, or 13,043 shares vest each quarter over the one year term. Marvin was terminated on September 8, 2017, with 26,086 shares vesting of the company
Paresh Ghelani (Advisor)	97,824	6/9/17	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term.
Bob Sabouni (Advisor)	35,000	1/15/17	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term. Voluntary agreed to reduced shares of .5% rather than 1% in Advisor Agreement.
Robert Gleason (Co-Founder)	697,330	6/9/17	4% shares (305,780) vested immediately, The remaining 5% vests per vesting schedule: (i) 1.25% after one year continuous consultant with SXC; (ii) the remaining 3.75% vests in equal monthly installments over 36 months.
Brianna Lytle (Head of Marketing)	191,113	10/1/17	Vesting schedule is as follows: (i) 38,223 vested immediately with signing of consultant agreement 10/1/17; (ii) 76,445 vesting after one year full time consultant anniversary of effective date of 10/1/17; and (iii) the remaining 76,445 shares vest in equal monthly installments over next 36 months. If Company is purchased before the anniversary of the effective date and Brianna remains and continues to be fully and continuously consulting SXC then 76,445 shares are accelerated and vested immediately and if a purchase happens after the 1 year anniversary with continuous consulting then the final 76,445 is accelerated and vested immediately.



SEATXCHANGE

11601 Wilshire Blvd. Suite 500
Los Angeles, CA 90025
contact@seatXchange.com
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

INCOME STATEMENT (unaudited)

*Please note that the Company requested and received an extension to file its corporate tax returns for calendar year 2017. The financial statements herein for calendar year 2017 were prepared by the Company using best efforts to provide materially accurate financial status of the Company but the final calculations will be calculated by the Company's third-party tax advisors and may differ from the numbers reported here.

INFORMATION CURRENT AS OF DECEMBER 31, 2017

STATEMENT OF OPERATIONS:

Revenues:	**$0.00**
Expenses	
Development	$135,350.00
Sales & Marketing	$101,280.00
General & Administrative	$159,744.98
Chargebacks/Losses from ticket transaction issues	$30,000.00

(only includes losses incurred to customers not costs
to correct, delays, or any other related loss/damage)

Net Loss: **-$426,374.98**



SEATXCHANGE

11601 Wilshire Blvd. Suite 500
Los Angeles, CA 90025
contact@seatXchange.com
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

STATEMENT OF CASH FLOW (unaudited)

*Please note that the Company requested and received an extension to file its corporate tax returns for calendar year 2017. The financial statements herein for calendar year 2017 were prepared by the Company using best efforts to provide materially accurate financial status of the Company but the final calculations will be calculated by the Company's third-party tax advisors and may differ from the numbers reported here.

INFORMATION CURRENT AS OF DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss:	-$426,374.98
Total:	**-$426,374.98**

CASH FLOWS FROM INVESTING:

Total:	**$0.00**

CASH FLOWS FROM FINANCING: | **$558,892.50**

CHANGE IN CASH FLOWS:

Beginning Cash: <u>$46,413.23</u>

Ending Cash: <u>$178,930.75</u>



SEATXCHANGE

11601 Wilshire Blvd. Suite 500
Los Angeles, CA 90025
contact@seatXchange.com
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

STATEMENT OF STOCKHOLDERS' EQUITY (unaudited)

*Please note that the Company requested and received an extension to file its corporate tax returns for calendar year 2017. The financial statements herein for calendar year 2017 were prepared by the Company using best efforts to provide materially accurate financial status of the Company but the final calculations will be calculated by the Company's third-party tax advisors and may differ from the numbers reported here.

INFORMATION CURRENT AS OF DECEMBER 31, 2017
STATEMENT OF STOCKHOLDERS EQUITY:

	Common stock		Paid-in Capital	Retained Earnings
	Shares	Amount		
Beginning Balance:	6,000,000	$600.00	$290,260.50	-$154,847.27
Founders stock:			-	-
Shares Issued for Services:	1,887,228	$189	-	-
Contributed Capital:	-	-	$477,892.5	-
Net Loss:	-	-	-	-$426,374.98
December 31, 2017	7,887,228	$789.00	$768,153.00	-$581,222.25

NOTES FROM OPERATIONS (AS OF DECEMBER 31, 2017)

NOTE 1 – NATURE OF OPERATIONS

SXC Live Inc. dba SEATXCHANGE ("Company") was incorporated on September 13, 2016 ("Inception") in the State of Delaware. The Company's headquarters are located in Los Angeles, California.

The Company operates seatXchange, a mobile peer-to-peer marketplace where users can securely and affordably connect, buy, sell, and exchange event tickets/seats before and during an event while enjoying other user only benefits. SeatXchange's beta launch was on September 2, 2017. The beta launch was limited to Los Angeles events occurring in the next five days which was increased to 14 days of events at the end of 2017.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

****PLEASE NOTE THAT THE COMPANY REQUESTED AND RECEIVED AN EXTENSION TO FILE ITS CORPORATE TAX RETURNS FOR CALENDAR YEAR 2017. THE FINANCIAL STATEMENTS HEREIN FOR CALENDAR YEAR 2017 WERE PREPARED BY THE COMPANY USING BEST EFFORTS TO PROVIDE MATERIALLY ACCURATE FINANCIAL STATUS OF THE COMPANY BUT THE FINAL CALCULATIONS WILL BE CALCULATED BY THE COMPANY'S THIRD-PARTY TAX ADVISORS AND MAY DIFFER FROM THE NUMBERS REPORTED HERE*

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly/indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 25, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company is pre-revenue. It expects to recognize revenue from transaction fees beginning in early 2018.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

The Company has two credit card accounts with a combined balance of $4,598.50 as of December 31, 2017.

The Company received paid-in capital in 2017 totaling $768,153.00 of which $55,800.00 was in the form of a convertible note issued to investors in a Start Engine equity crowdfunding campaign with 0% annual interest rate, 20% discount rate, $5m valuation cap, and maturity date of December 31, 2021.

The remainder of the $768,153.00 was in the form of Simple Agreements for Future Equity ("SAFE") issued to investors with a 0% interest rate and $5m valuation cap. To date the Company has issued SAFE's totaling $958,520.00 with a $5m valuation cap and 20% discount rate.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

In November 2016, the Company contracted Appster, Inc ("Initial Developer") to develop the seatXchange mobile app. The Company has suffered material damage caused by the Initial Developers breach of the contract including but not limited to material delay in completing the app as well as the Initial Developers' failure to build the app according to the contracted specifications and with the reasonable skill and care in the industry. Although the full extent of the damages is ongoing and thus unknown, it exceeds $100,000.00. The Company is considering all options (as feasible with the Company's limited resources) to recoup its losses. While the Company continues to use its best efforts to mitigate damages and remain solvent, the Company has been unable to execute its business strategy instead focusing all resources on overcoming these problems and will run out of funds before the end of 2018 without additional funds.

NOTE 5 – STOCKHOLDER'S EQUITY

Common Stock

The Company has authorized the issuance of 10,000,000 shares of its stock (common and/or preferred) with par value of $0.0001. The Company as of December 31, 2017, has issued and outstanding 7,887,228 shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Founder Amir Amini provided a Loan Advance to the Company on November 29, 2016, in the amount of $50,000.00 at zero percent interest until such time Company could reimburse Mr. Amini. On December 8, 2016, the Company repaid Mr. Amini $25,000.00, leaving a balance of $25,000.00. On July 3, 2017, the Company repaid Mr. Amini an additional $20,000.00, leaving a balance of $5,000.00. The remainder also paid in 2017 leaving a zero balance. Further, as indicated in the Notes in the Company's 2016 Form-C, two (2) percent of the then vested shares of the common stock, or 130,434 shares of common stock, were issued to Nick Price who invited Mr. Amini to the football game during which Mr. Amini conceived of the idea that became seatXchange.

NOTE 7 – SUBSEQUENT EVENTS

Regarding Company Financial Condition

The Company suffered significant ongoing material setbacks with the mobile app (bugs/mistakes/crashes/development delays/failure to build according to industry standards caused by the Initial Developers) which have drained Company resources leaving the Company crippled and unable to execute its business strategy. The Company had no choice but to retain a new development team costing additional resources (capital and time) to resolve these unexpected technical issues.

As of October 2018, the Company has approximately 5 weeks of capital left to remain in business. Unless further emergency capital is obtained, the Company will have no choice but to halt operations and liquidate assets. In order to remain solvent, the Company may have no choice but to accept capital at unfavorable terms (if that option is even available) to remain solvent.

Regarding seatXchange App

In mid-February 2018, the Company implemented tiered flat fee transaction fees for ticket transactions. Further, in early 2018, the Company added additional cities; as of April 25, 2018 the seatXchange app lists events in the following cities: Los Angeles, New York, San Francisco/Bay Area, Houston, Boston, Philadelphia, and Washington DC. Further seatXchange now lists events for the next 60 days.

Despite the foregoing expansion, the Company continues to operate with the significant limitations of the problematic architecture of the app's source code.

The Company has identified and pursued significant gaps in the event ticket market which the Company's platform can uniquely address. In doing so, the Company is involved in advanced discussions with industry leaders, including, but no limited to, Ticketmaster/LiveNation and AEG Presents but such opportunities, while promising and noteworthy, have been ongoing for several months and will likely take several additional months before any relationship can materialize. This means that unless the Company receives additional capital, the Company will become insolvent before these opportunities can be realized.

The Company has focused all time and energy to raising additional capital to remain in business long enough to benefit from the opportunities but to date it has not obtained any additional capital than that reported herein this Annual Form-C.

Regarding Company Income Tax Filings

As reported in the Company's 2016 Form-C, although the Company is a C-Corporation, the Company's 2016 tax returns were inadvertently filed as an S-Corporation. On December 28, 2016, the Company notified the IRS of the inadvertent error and requested to revoke the Company's election as an S-Corporation. On February 27, 2017, the IRS issued a letter notifying the Company that it revoked the Company's election to be treated as an S-Corporation beginning January 1, 2017.

Recently, the Company's new tax advisor counseled that because the Company received investment from a corporation in calendar year 2016, the improper S-Corporation election was null and void when filed. As a result, the Company has been advised that it must refile its 2016 tax returns as a C-Corporation which has been completed as of April 25, 2018.

With respect to the Company's 2017 tax returns, the Company has requested and received an extension to file such returns. As of the preparation of this Annual Form-C, the Company has yet to prepare and file its 2017 tax returns. As such, all results herein may not accurately reflect the final figures which may be reported on the Company's 2017 tax returns, once prepared. The Company has used its best efforts to prepare the Financial Statements herein with the information available to it at the time of preparation. As such, as of January 1, 2017, the Company will be treated as a C-Corporation, however, for the period ending December 31, 2016, the Company was treated as an S-Corporation.

Regarding Potential Liability

On April 6, 2018, the Company received an attorney letter on behalf of former independent contractor Anne Roberts. The letter requests Ms. Roberts' employee file and pay records. The Company is informed and believes that Ms. Roberts alleges that she was improperly classified as an independent contractor, rather than an employee, and as

an employee she was entitled to certain rights such as meal/rest breaks, overtime, and employee benefits.

The Company issued a responsive letter on April 27, 2018, strongly denying Ms. Roberts' allegations that she was an employee and, without waiving any objection and/or right, produced the requested documents to the extent they exist since Ms. Roberts was not an employee which was clearly communicated to and accepted by Ms. Roberts at the time such discussions were had.

I, Amir Amini, the Founder and President of SXC Live inc. dba seatXchange, hereby certify that the financial statements of SXC Live Inc., and notes thereto for the period ending December 31, 2017, included in the Annual Form C-AR were prepared using best efforts with the information available at the time of their preparation and upon such best efforts are true and complete in all material respects to the best of Company's understanding.

For the year ending December 31, 2017, the Company has not as of the date of the preparation and filing of this Annual Form C-AR prepared or filed its 2017 tax returns. The Company timely requested and received an extension to file the 2017 tax returns.

_____ (Signature)
_____President_____ (Title)
_____10/18/18_____ (Date)

15

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

SEATXCHANGE Inc. is pending **StartEngine Approval.**


Available on the App Store
PLAY VIDEO
GET IT ON Google play
SECTION: 157LG, ROW: C
ALL PRICES INCLUDE FEES
seatXchange
SeatGeek
StubHub
$95.06/ea
$104/ea
$105.70/ea

0
Investors
$0.00
Raised of $10K - $107K goal

SEATXCHANGE Inc.

The Fan's MUST-HAVE Live Event App

Small OPO · Los Angeles, CA · Music · Accepting International Investment

Overview Team Terms Updates Comments Share

LIVE EVENTS REIMAGINED

Invest in SEATXCHANGE

"We started SEATXCHANGE to make live-events cheaper, more personalized, more social.... more enjoyable for all Fans! While traditional ticket companies make money charging you transaction fees .... that's not us ... **for SEATXCHANGE to succeed we must benefit you** enough to unite you and other fans. ***We win when YOU win!***

Since our Los Angeles beta launch last September, **we have grown from 1 city and 5 days of events to 7 cities and 60 days of events on the way becoming one of the fastest growing ticket companies** in history based on first year ticket sales.

Current benefits include: Buy tickets (even after the event starts) and save up to 20% or more. Use the Price Comparison tool to see just how much you can save before you purchase. Tickets are delivered to your phone and are easily transferable. See if your friends are going to an event and where they are sitting so you can sit together. Exchange seats with other fans during an event. Visit the Xtras section for special promotions at nearby restaurants. Navigate to Xevents for a calendar of upcoming Xfan only events and contests.

The more benefits we add, the more exposure we get, the more of you and your friends become Xfans, and the more of you invested in our growth, the better SEATXCHANGE's chance of success resulting in even more benefits for all fans.

That is why we chose crowdfunding! There is strength in numbers. We would rather have 3,000 of you invest $100 each than one person invest $300k. ***We are building SEATXCHANGE for you, its success relies on YOUR support."***

- **Amir Amini** (President and Founder)





Actual app images

The Offering

Convertible Promissory Notes

Note converts to Common Stock when the company raises $500,000.00 in a qualified equity financing
Maturity Date: October 1, 2020
$5,000,000 Valuation Cap
20% Discount Rate
2% Annual Interest Rate**

What is a Convertible Note?
A convertible note offers you the right to receive Common Stock in SXC Live Inc. dba SEATXCHANGE. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000 in qualified equity financing. The highest conversion price per security is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 2% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Shares equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis).

Perks*

Invest in First 3 Days — If you invest **ANY AMOUNT**, you will receive **LIFETIME no transaction fees** on SEATXCHANGE app.
$100.00 (U.S.) — If you invest $100.00 (U.S.), you will receive **1 MONTH no transaction fees** on SEATXCHANGE app.
$250.00 (U.S.) — If you invest $250.00 (U.S.), you will receive **3 MONTHS no transaction fees** on SEATXCHANGE app.
$500.00 (U.S.) — If you invest $500.00 (U.S.), you will receive **6 MONTHS no transaction fees** on SEATXCHANGE app.
$1,000.00 (U.S.) — If you invest $1,000.00 (U.S.), you will receive **1 YEAR no transaction fees** on SEATXCHANGE app.
$5,000.00 (U.S.) — If you invest $5,000.00 (U.S.), you will receive **LIFETIME no transaction fees** on SEATXCHANGE app.

**All perks occur after the offering is completed.*
**Excludes Stripe Card Processing Fee (3%)*



This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

***Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. For details on the bonus, please see the **Offering Summary** below.*

The Opportunity We See

United States Event Tickets Market surpassed **$13 billion in 2018** and is forecasted for strong growth exceeding **$19 billion by 2022**.* Driving this growth are a growing live event infrastructure, a rise in disposable income, and the evolution of mobile ticket sales...**That's just ticket sales!**

Event-goers also spend money on food & beverage, memorabilia, parking and more. In Los Angeles, event-goers spend **2.5 times more** on food, drinks, and transportation than on event tickets.** This means that the more tickets sold, the more fans at the event spending money on everything else.

Seems simple... right? ... wrong! While most people would love to see their favorite team, player, musician live, **event-goers in the United States go to only 5-7 live-events a year**....Why so low? ... Could be many things -- too expensive? friends aren't going? its more convenient at home (have your favorite beverage/food/bathroom)? hate going in a group and pleasing everyone? traffic? waiting in lines? And more... In a study conducted by Live Analytics, **19% of United States event-goers said they will attend less events in the following year.** That's not very promising! ....**So what's the problem?**

We believe the problem is the **lack of customer data**. To get more fans to attend more events, you have to create a better event experience ... and **to create a better event experience, you have to know your customer and their preferences** ... Despite massive time and resources devoted to finding a solution, as of today the event industry has little more than emails of their season ticket-holders (who may not even go to the game).

With the right customer data, the event industry has the opportunity to revolutionize the event experience creating personalized experiences for event-goers while simultaneously accelerating their own bottomline.

** Source: Statista, June 2018*

***Source: www.eventbrite.com/l/millennialsreport-2017/*

****Source: https://www.marketingprofs.com/chirp/2017/33222/how-to-maximize-the-benefits-of-live-marketing-events-infographic*

US Event Tickets Revenue*



The Opportunity



The Live Event Industry Lacks Customer Data to:
Know Its Customers
Personalize the Event Experience
Re-Engage Its Customers

Customer Experience Matters ***



75%
54%
77%
140%

"SEATXCHANGE is completely innovating the event-goer's experience. I am behind this revolution."

- Kenny "Babyface" Edmonds (11-time Grammy Award Winner)

What We Do

We are not a ticket company! **We are a data company with a realistic vision to bridge the disconnect between the event industry and its customers (see *"The Opportunity We See"* above).** To succeed requires a MUST-HAVE consumer platform with a backend technology capable of capturing relevant quantifiable customer data.

SEATXCHANGE is the Fan's MUST-HAVE app for event tickets and to upgrade their live-event experience. It is designed with features that benefit Fan's in ways they value! Save Money, More Social, More Options, More Personalized! **This app is fully developed!**



Price Compare Any Ticket





Think of it as a more modern **"Kayak" for event tickets**. You can **price compare any ticket** with **just one tap**. No more switching between multiple apps. **With our low flat fees**, we are probably cheaper anyway. You can save **up to 20% or more** on SEATXCHANGE. **Get the best deal without wasting time and while avoiding nasty hidden fees.** Now you have the budget for that extra hot dog at the game!

Real-Time Seat Exchange

As fans, we have been conditioned to sit in the same seat for the entire concert, game, or show. Why? Because we didn't have any other options, until now! Pay or get paid to **exchange seats with other fans during the event.** Sit where you want, when you want, and stay within your budget. **Your seat, your choice!**

**Patent-Pending for in-venue verification of seating rights.*

Actual app images

Sit With Your Friends







See which friends are going to an event, and where they are sitting, so you can get seats nearby or connect during the event (unless privacy mode is enabled).

Mobile Event Entry

Rams

Get into events with your phone. After purchase, SEATXCHANGE delivers tickets directly to your phone. Snap a picture of a physical ticket to convert it into a mobile ticket.

Cost-Share

Transfer tickets to friends for free or for money. Don't be late for the show or get stuck with the bill! With Cost-Share, everyone can pay for themselves.

Actual app images

Fan Engagement

SEATXCHANGE gives fans **real-world opportunities to connect with like-minded fans and build fan community.** We offer viewing parties, meet & greets with fan favorites, fan contests, exclusive rewards, and opportunities to unite with fan favorites to make a positive difference in local communities.

Because we've aligned our interests with fans, we share a common objective with fan clubs. **We created The Fan Club Union and worked with several popular social media fan clubs with a significant following to help deliver these opportunities to fans.** Below are some of the fan opportunities we offer.











THE FAN CLUB UNION

DODGERS NLDS GAME 3
VIEWING PARTY
MANNY MOTA!
SEATXCHANGE

Events

Viewing parties and meet and greets offer fans the opportunity to meet like-minded fans and fan favorites.

LAKERS
PRIVATE VIEWING PARTY
SEATXCHANGE

Contests

Fun ways to engage with your favorites and other like-minded fans by competing to win cool prizes.

Edmonds

Community

Join forces with your favorites and other like-minded fans to make a difference in your local community.

L.A. LIVE
TRIPLE 8
KATSUYA

Rewards

Upgrade your live-event experience with exclusive rewards and promotions offered by participating partners.

Meet Our Customers



"I will start off by saying this is the best ticket purchasing app in the market! Period! I, like many others, always used other apps such as vivid seats, SeatGeek, StubHub, etc. Once I saw an ad on Instagram of this app I immediately downloaded it and have not used the other app since. I have referred it to friends and they also feel the same way. Other apps rip you off with the fees (which in some cases makes me feel like you're purchasing an extra ticket) but you guys make it super convenient and affordable. Keep up the awesome work and thank you for making this a pleasant app! Sincerely, A happy and loyal customer."

-itsBluejayy

"'I'll be honest, I was skeptical about using this app for sports tickets, especially after being such a loyal customer to Stubhub for so many years. But with their low prices and no service fees, SeatXchange is now my go to app for tickets!"

-Arty15678

details here

What's Next

Hotspot -- Offline Chat/Find



Coming soon!

Ever need to message or find your friends at a game or festival but you have no cell service? With our Hotspot feature, you can **message or find your friends anytime, anywhere. No need for WiFi or cell service --** with SEATXCHANGE you'll have full communication so you'll never have to worry about finding your friends.

No bars...No problem!

Anticipate Customer Needs

 +

Coming soon!

Know your audience and how to speak to them intelligently. **Create personalized experiences** through patent-protected proximity detection and automation technology.
Dear Waldo...
"You're getting close, the seats are ahead in section 109"
"Your Facebook friend Jeff C. is in the same section!"
"Do you want another Bud Lite?"
"You are parked on Level 3 of the West garage."

Upgrade Your Experience

Value for Event-Goers

✓ Find My Friends When I Lose Them
✓ Chat When Networks are at Capacity
✓ Discover Which Facebook Friends are Here
✓ Remember My Favorite Foods
✓ Pre-Order Food & Drink for Pickup
✓ Let Me Pay Faster Than a Chip-Card
✓ Market to Me Rather Than at Us All
✓ Exchange Seats in Real-Time



Value for Event Industry



✓ Who Really Attends the Show
✓ Do They Come With 1 Friend or 10?
✓ Market the Right Products to Them
✓ Location Based Offers & Customer Interactions
✓ Shorter Food & Beverage Lines
✓ Direct Foot Traffic Indoors
✓ Heat Mapping of Venues & Audience
✓ Focus Marketing Spend
✓ Quantifiable Customer Data to Event Sponsors

What We've Accomplished So Far

To say that it's been a wild ride for SEATXCHANGE would be putting it mildly. From **idea to beta launch in less than a year** quickly becoming **one of the fastest growing ticketing companies in history.**

Here are some of the milestones we have hit so far:

- Committed to providing the **best user experience**, built **two SEATXCHANGE apps — native iOS & native Android** (https://medium.com/applantic/mobile-applications-in-2018-part-i-comparison-native-vs-hybrid-be16a4067a9b)
- **Now Available in 7 major cities and 60 days of events** (Los Angeles, New York, San Francisco/Bay Area, Houston, Boston, Philadelphia, Washington D.C.).
- **Working with NewAer** for use of their patent-protected proximity detection and automation technology. NewAer's CEO, Dave Mathews, sits on SEATXCHANGE's Advisory Board and has been actively involved from the very beginning. (Read more at www.newaer.com)
- **Patent (pending)** for in-venue verification of seating rights effectively creating a barcode for inside venues.
- **Partnered with Multi-Grammy Award Winning Artists Babyface and BoyzIIMen to launch a campaign benefitting The Teen Project**, an organization that is battling teen homelessness among women in the United States (www.theteenproject.com)





"BEST NEW TICKET APP"

APP STORE RATING 4.6 — GOOGLE PLAY RATING 4.2

12,000+ USERS

$295K SALES

1200+ TRANSACTIONS

Join The Xfan Revolution!

We didn't get this far without help! The support has been tremendous ... from **friends & family** who invested their hard-earned money when all we had was an idea ... to **third-party vendors** (development, marketing, celebrity partners, sponsors, attorneys, and more) who shared our vision and took significant skin in the game ... **and of course our Xfans** who invested in our crowdfunding campaign last September when we had no users, no ratings, no sales, nothing ... all together so far **we have raised more than $1m in equity from our supporters! Thank you!**

NOW WE NEED YOUR SUPPORT! Here's why.... Traditional ticket companies make money charging YOU transaction fees ....the higher ticket prices go, the more money they make since they charge YOU a percentage fee ... that's not us .... **SEATXCHANGE wins when YOU win!** for SEATXCHANGE to succeed **we must unite YOU** and other fans on one platform ... **to unite you, SEATXCHANGE must benefit YOU** in ways YOU value – such as save you money or personalize your event experience ... the more features, the more exposure, the more of YOU and your friends join the Xfan Revolution, and the more of YOU invested in our growth, the better SEATXCHANGE's chance of success resulting in even more benefits for all fans ... That is why SEATXCHANGE chose crowdfunding! **There is strength in numbers.** We would rather have 3,000 people invest $100 each than one person invest $300k. **We are building SEATXCHANGE for you, its success relies on YOUR support.**

Why We Are Raising Money

This current crowdfunding round is intended to continue our design and development of the Hotspot feature, upgrade technology back-end to support further growth, and more xevents and xtras.

With success in these areas, we will look to a larger crowdfunding round to further fuel the Xfan Revolution!

- ✓ Design & Develop Remaining Features
- ✓ Technology Enhancements
- ✓ User Acquisition
- ✓ Grow Xtras Partners
- ✓ Bring Engineering Team In-House



SXC Live Inc. dba SEATXCHANGE incorporates

SeatXchange incorporates in Delaware.

September 13, 2016

December 3, 2016



Filed Provisional Patent (Pending) In-Venue Verification System of Seating Rights



Pre-Registration Campaign

SeatXchange pre-registration opens through seatXchange.com.

June 7, 2017

September 2, 2017



Beta Launch (Los Angeles)

SeatXchange beta launch listing only Los Angeles events within the next 5 days.

Expand to Additional Cities

SeatXchange scales across the United States, now available in Los Angeles, New York, San Francisco/Bay Area, Houston, Boston, Philadelphia, and Washington D.C.

February 10, 2018

February 14, 2018



Babyface & BoyzIIMen Benefit Campaign

SeatXchange teams up with grammy award winning artists Babyface & BoyzIIMen to launch a benefit campaign benefitting The Teen Project (helping young woman off the streets).

Meet Our Team





Amir Amini
Founder | President | Director

Amir Amini is the Founder and President of SEATXCHANGE. He left a successful legal career spanning more than thirteen years to follow his dream and bring SEATXCHANGE to life. Amir graduated cum laude, from the University of Michigan Law School in 2003, where he served as Associate Editor of the Michigan Telecommunications and Technology Law Review and was the starting shooting guard on the Intramural Graduate Basketball Championship team.



Robert Gleason
Head of User Acquisition

Director of Entertainment for SBE (2004-2015), a lifestyle hospitality company with hotels, restaurants, and nightclubs worldwide. In 2015, he became NERVO's (Forbes List highest paid) Manager. Part of Michigan State's 2001-2002 Men's Final Four Basketball Team.





Dave Mathews
Advisor

Founder/CEO NewAer, Inc. Proximity Platform. Founder Big Imagination Foundation. Advisor - WireTheWorld, Ticket Fairy, & more. 76+ U.S. patents granted or pending.





Scot Richardson
Advisor

Two time successful entrepreneur. Co-founder/CEO CrowdTorch sold to Cvent (NYSE: CVT); Co-Founder Comedy-juice; Advisor to multiple start-ups.





Bob Sabouni
Advisor

In over a decade as Executive Vice President of Global Marketing & Partnerships for Marvel, Bob drove over a billion dollars in branded revenue and above the line marketing instrumental to Marvel's resurgence from bankruptcy.





Brent Seals
Advisor

Founder/CEO of First Class Tickets, specializing in premium tickets for sports, concerts and theaters (2001-Present). Before founding FCT, Brent was a sales executive at PSP Publications (NBA Hoop Magazine) and on radio stations KFWB and KLAC.





Marvin Epstein
Advisor

Founding Partner Karma International and President I.A.T. Capital. Successful entrepreneur in finance, business development, brand marketing and event production. Clients include: MTV, World Cup Soccer, The Olympics, Coca-Cola, and NASCAR.





Jordan Edelson
Advisor

Forbes 30 under 30, seasoned entrepreneur, CEO/Founder of Appetizer Mobile. Technology news contributor to CNBC, Bloomberg and others. Partnered with Yankee Manager Joe Girardi on new mobile game. Director of Chic Sketch. Former CTO of H3 Enterprises Inc. (first publicly traded Hip-Hop Company).






Kenny "Babyface" Edmonds
Advisor

11-time Grammy Award® winner, multi-faceted pop/urban singer, songwriter and producer with multiple multi-platinum landmark albums. The prolific music man counts more than 200 top 10 R&B and over 50 top 10 pop hits (including 16 No. 1's), in turn, those stats have generated cumulative single and album sales of more than 600 million units worldwide. As co-founder with L.A. Reid of LaFace Records in 1989, Babyface nurtured the careers of such megastars as TLC, OutKast, Usher, and Toni Braxton. Awards/Honors include the Soul Train Music Awards, BMI Awards, NAACP Image Awards, American Music Awards, BET Walk of Fame Award, received a star on the Hollywood Walk of Fame in 2013, and was inducted into the 2017 Songwriter's Hall of Fame.




Paresh Ghelani
Advisor

As Chairman of BPG Motors, Paresh is looking to introduce a whole new breed of off-road vehicles for sports enthusiasts and the military. BPG Motors, Paresh built and sold three other technology companies. With the vision of addressing the world's Grand Challenges through innovative approaches and making a large-scale difference in humanity, Paresh believes in achieving peace through prosperity. He is currently working to expand the highly successful XPRIZE platform to India and globally.



Offering Summary

Convertible Note | Minimum $100 (US)

Note converts to Common Stock when the company raises $500,000 in a qualified equity financing

Maturity Date: October 1, 2020

$5,000,000 Valuation Cap

20% Discount Rate

2% Annual Interest Rate

*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

What is a Convertible Note?

A **convertible note** offers you the right to receive common stock in SXC Live Inc. dba SEATXCHANGE. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000 in qualified equity financing. The highest conversion price per security is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 2% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Shares equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis).

Company	SXC Live Inc. dba SEATXCHANGE
Corporate Address	1270 Granville Ave., Los Angeles, CA 90025

Description of Business	A low flat-fee, secure, easy-to-use mobile marketplace where fans can connect, share, buy, and exchange tickets in real-time.
Type of Security Offered	Convertible Promissory Note
Minimum Investment Amount (per investor)	$100.00 (US)

Perks*

First 3 Days — If you invest ANY AMOUNT, you will receive LIFETIME no transaction fees on SEATXCHANGE app.

$100.00 (U.S.) — If you invest $100.00 (U.S.), you will receive 1 MONTH no transaction fees on SEATXCHANGE app.

$250.00 (U.S.) — If you invest $250.00 (U.S.), you will receive 3 MONTHS no transaction fees on SEATXCHANGE app.

$500.00 (U.S.) — If you invest $500.00 (U.S.), you will receive 6 MONTHS no transaction fees on SEATXCHANGE app.

$1,000.00 (U.S.) — If you invest $1,000.00 (U.S.), you will receive 1 YEAR no transaction fees on SEATXCHANGE app.

$5,000.00 (U.S.) — If you invest $5,000.00 (U.S.), you will receive LIFETIME no transaction fees on SEATXCHANGE app.

*All perks occur after the offering is completed.

*Excludes Stripe Card Processing Fee (3%)

The 10% Bonus for StartEngine Shareholders

Seatxchange will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 2.2% instead of 2%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow SEATXCHANGE Inc. to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Are you tired of paying too much for live events? All you want to do is watch your favorite sports team or see your favorite artist live in concert, but your toggling between too many sites, can't sit with your friends, or dodging hidden fees at every corner.

Well, that ends now!

Seatxchange is a mobile app for all kinds of events – sports games, concerts, plays and more. It's made by the fans, for the fans, so you're guaranteed to get the best and most authentic user experience possible for purchasing tickets to live events. But that's not all we do!

In September of 2017 we launched our app on the iOS and Android platforms. We gained so much traction so fast, we became one of the fastest growing live event appts in history. Because of that, we've decided it's time to bring even *more* great features to our XFans. (For these last two paragraphs we can have fan imagery and app imagery and reviews pop up on screen).

This is where you come in. The more amazing fans that sign up for Seatxchange, the more incredible features we will be able to provide.

Like our Price Comparison feature. Think of it as a more modern "Kayak" for live events. You can price compare any ticket immediately with just one tap. No more switching between multiple apps. With our low flat fees, we are probably cheaper anyway. Fans report saving up to 20% or more on seatXchange. Get the best deal without wasting any time and while avoiding nasty hidden fees. Now you got the budget for that extra hot dog at the game (insert fan quotes/highlights).

But that's not all. With Seatxchange, you can see where your friends are sitting, cost-share tickets with them, have real time seat-exchanges at a concert or game, and more! (Show text of features, screenshots). And with your help, we can introduce our brand new hot spot feature.

Ever lose service at your favorite festival, or have to miss the band you want to see because you need to step outside to text someone? With our patent-protected hot spot feature, you can message or find your friends anytime, anywhere, through Seatxchange. No need for WiFi or cell service – with Seatxchange, you'll have full communication so you'll never have to miss your favorite song or worry about finding your friends. No Bars… No Problem…

We also offer plenty of Xtras, like exclusive rewards, Xevents, fan contests, and fan community projects (text will pop up with examples).

We're in seven cities already (text of LA, SF, NY, Boston, Philly, Houston, DC), and are still growing.

With our platform now fully functional, we need funding to bring some of these awesome features to life, as well as bring Seatxchange to more cities and offer more exclusives and events. No more wasting time refreshing different sites or dodging crazy ticketing fees…we want *everyone*…to get a seat.

Our app is available right now on the in the Apple and Google Play store, and before we blow up

even more...we're offering you an exclusive bonus to have stake in our company.

Join the Xfan Revolution.

Thank you.

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Now, you can price compare any ticket. Select a ticket you like, tap compare price, and then you will see the price of the ticket you selected compared to other platforms.

Pay or Get Paid to Xchange Seats
With Seat Exchange, you can pay or get paid to exchange seats with other fans. Want to get closer to the action? Open Seat Exchange on your phone and list your ticket. With just a few taps, you're ready to go. Then we'll notify you of a match ... because yes, it's that easy. Bye-bye back row. With Seat Exchange you can sit where you want, when you want, and stay within your budget. Seat Exchange. Join the ex-fan revolution.

Dodgers NLDS Game 3 Viewing Party Recap

Down town, thanks to Seat Xchange for hosting another great event. We got Manny out here, hopefully we can speak today.

[inaudible 00:00:27]this in 2017, we played [inaudible 00:00:39]

"Let's go Dodgers." "Let's go Dodgers." "Let's go Dodgers."

"Let's go Dodgers."

Lakers v. Trailblazers Viewing Party

Hi, I'm Brandon, and I'm from "Lakers 2 4Ever."
I'm [inaudible 00:00:25] from "Lakers Central 16."
What's up? This is Aaron Collin and I run "Lakers All Day Every Day" on Instagram.

Win the Ultimate R&B Experience with Kenny Babyface Edmonds and Boyz II Men
Hey, I'm Kenny "Babyface" Edmonds and I'm here to tell you about an exciting opportunity. By donating $10 to the Teen Project you'll automatically be entered to win a chance to hang with me at the studio. After we spend some time together, you're going to get to go to Las Vegas to the Mirage and Hang out with Boys II Men, see their show, get to meet them backstage. It's

going to be such a cool thing. You're going to get the full VIP treatment. So your donations and support the Teen Project, a great organization that helps young women in need. It transforms their lives. Go to prizeo.com/babyface. Support the Teen Project and hopefully, I'll be seeing you soon.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for

companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on October 1, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into

which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $5,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive

any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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